14047878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH, DC 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Victor Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Ave, Building No . 1
(No. and Street)

Englewood	**NJ**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 10003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Kevin Bakhler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Victor Securities, LLC.**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTOR SECURITIES, LLC

Consolidated Statements of Financial Condition

December 31, 2013

VICTOR SECURITIES, LLC

DECEMBER 31, 2013

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Member of
Victor Securities, LLC

We have audited the accompanying statement of financial condition of Victor Securities, LLC (the "Company"), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Victor Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 28, 2014

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www.malonebailey.com

NEXIA INTERNATIONAL

VICTOR SECURITIES, LLC

CONSOLIDATED STATEMENTS OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2013

ASSETS		
Cash	$	583,318
Deposits with Clearing Broker		1,500,000
Due from Clearing Broker		1,024,968
Accounts Receivable		524,259
Prepaid Expenses		13,786
TOTAL ASSETS	$	3,646,331
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	1,135,610
Accounts Payable due to member		254,875
TOTAL LIABILITIES		1,390,485
Member's Equity		2,255,846
		2,255,846
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,646,331

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

Victor Securities, LLC, formerly known as Victor Securities, Inc., is a Delaware limited liability corporation (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is an independent introducing broker, registered with the Commodity Futures Trading Commissions ("CFTC") and the National Futures Association ("NFA").

The Company is primarily engaged as a fully disclosed introducing broker to APEX Clearing Corporation ("APEX"), and Merrill Lynch Professional Clearing Corp. ("MLPRO") for its equities business, as well as a fully disclosed introducing broker for futures business to KCG Futures, a division of Knight Capital Americas, LLC ("Knight"), FC Stone, LLC ("FC STONE") and ADM Investment Services, Inc. ("ADM"), collectively the Company's ("Clearing Brokers").

As a fully-disclosed Introducing broker dealer, the Company holds no customer assets. All customer assets are custodied by the firms Clearing Brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from certain provisions, provided all customer transactions are custodied on a fully disclosed basis at its clearing firms.

The Company's revenues are earned from its clients primarily via three revenue streams: (i) charging volume based commissions; (ii) balance based financing overrides earned on client funds borrowed from and or held by the clearing broker; and (iii) and fees earned for introducing investors to hedge funds. The Company's clients consist entirely of institutions, materially comprised of hedge funds, proprietary trading groups and other broker-dealers.

The Company, and Victor Securities, Inc., ("The Inc.") merged on December 30, 2013, with the Company the surviving entity. The Broker Dealer's SEC and CRD numbers and registrations associated with The Inc. were transferred to the Company. The effect of the merger is to move the broker dealer into a single member, disregarded entity for tax purposes, while eliminating the expense sharing agreement that had been in place between the Company and The Inc prior to the merger.

The merger has been accounted for at book value, with no goodwill or other intangible asset recorded, as the two entities have identical owners. Accordingly, these statements are consolidated for the entirety of 2013, with all intercompany accounts and balances eliminated in the consolidation.

There has been no change to management nor ownership of the Company, its predecessors, the Broker-Dealer, nor its registrations or their status.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk
The Company is engaged in various non-principal based investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

The Company's transaction-based revenues based on securities transactions are recognized on a trade date basis.

The Company also introduces investors to hedge funds, earning a pro-rata portion of the Management and Performance fees the Fund's manager earns on the assets introduced to those managers. These revenues are recorded as earned.

Principals of Consolidation

The consolidated financial statements include the accounts of Victor Securities, LLC and Victor Securities, Inc.

Accounts Receivable

Accounts receivable represent valid claims against customers and are recognized when services are rendered. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts would be recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible. To date, no allowance for doubtful accounts neither exists, nor has any receivable has been written off.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes

The Company has become a single member LLC, and is a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal Income Tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation, and as such, the Company does not provide for income taxes under FASB ASC 740, Income taxes.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the company's net capital was $1,955,814 which was $1,705,814 in excess of its required net capital of $250,000. The company's aggregate indebtedness to net capital ratio was .710 to 1.

NOTE 3-NET CAPITAL REQUIREMENTS, (continued)

The Company is also a member of the NFA, and is subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined.

NOTE 4-OFF BALANCE SHEET RISK

Pursuant to its clearing arrangements with its "Clearing Brokers", the company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and derivative balances, together with any long or short cash balances are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from maintaining the securities transactions of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

The Company is subject to Credit Risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation limit of $ 250,000. Management does not deem this risk to be significant.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement in place with the former entity, Victor Securities, LLC, which has become null and void upon the merger and dissolution on December 30, 2013.

Additionally, the Company pays for market data services to its affiliate, Victor Technologies, LLC ("VTECH"), incurring fees to VTECH totaling $ 101,217 during 2013. As of December 31, 2013, the Company had a payable to VTECH of $9,801.

As of December 31, 2013, the Company had a payable to its parent, Victor IB Holdings, LLC ("VIBH"), $245,074. During 2013, VIBH contributed $150,000 to the Company.